3: L'ASSEMBLEA DEGLI AZIONISTI

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Releases dated May 12, 2004

  Benetton Group Shareholders' Meeting approves 2003 Financial Statements
  Benetton Board approves results for the first quarter of 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

May 12, 2004

SHAREHOLDERS' MEETING APPROVES 2003 FINANCIAL STATEMENTS

Dividend increases to 0.38 euro per share

Ponzano, 12 May 2004. Today's Benetton Group shareholders' meeting, chaired by Luciano Benetton, approved the 2003 financial statements, which closed with consolidated revenues of 1,859 million euro, net income of 108 million euro and normalised net income of 139 million. It was decided to distribute a dividend of 0.38 euro per share (0.35 euro in the previous financial year), payable on 27 May, equivalent to a total of 69 million euro, confirming a pay out ratio of 50 per cent in relation to normalised net income.

Other items in the 2003 financial statements include, in particular, stable self financing at around 330 million euro and net indebtedness reducing to 468 million euro.

The meeting also reconfirmed existing Board members and appointed PricewaterhouseCoopers as external auditors, after expiry of the mandate of the previous auditors.

The letters to shareholders from the chairman and managing director of the Benetton Group follow.

Letter to the Shareholders from the Chairman and Founder of the Benetton Group, Luciano Benetton

"Dear Shareholders,

In almost 40 years of existence (due to be celebrated in 2005), Benetton has shown that it is a flexible group, geared to change and to contradictory scenarios, well equipped to face the future.

The main reason for this is our business model, which even today makes us unique and extremely hard to imitate: a model based on three fundamental values. The first is brand awareness, brands that are symbols of the Italian temperament and Italian effort, which are able to give our products added value in terms of style and quality of life.

The second value is the structure of the Benetton model, based on the one hand on a consolidated sales network of entrepreneurial partners; and, on the other, based on industrial know-how that is constantly updated and refined thanks to major investment in innovation.

The third value is the quality of the product, which we consolidate and sustain through continuous research into raw materials and design. It is a quality that is "made in Italy" which we intend to guarantee so that we can offer the market something extra in terms of identity, innovation and attention to details.

Today we are ever more realistic and at the same time, while conscious of the difficulties of the current economic climate, we are optimistic. In particular, we are thinking of important development in China and India, because we know that we can count on a wealth of structures, resources and experience in Asian markets: above all in Japan and South Korea, where Benetton brands are well known and greatly appreciated. This is a new challenge to do even better that which we already do well."

Letter to the Shareholders from the Managing Director of the Benetton Group, Silvano Cassano

"Dear Shareholders,

During 2003, the Benetton Group confirmed its solidity and achieved important results despite the situation of worldwide economic uncertainty: in particular, satisfactory profits, strong cash flow, and debt that continues to fall despite constant investment over the years.

Starting from Benetton's long-standing emphasis on quality, style and innovation, the 2004-2007 Guidelines presented to the financial community in 2003 aim for sustainable growth thanks, above all, to strong brand positioning, continuous updating of the product mix, even faster commercial expansion and significant investment in production facilities.

Improved brand definition for United Colors of Benetton, Sisley, Playlife and Killer Loop, needed to ensure a more precise and strong perception of each label on the part of customers, will go hand in hand with expansion of the product range with an emphasis on higher-margin items, such as menswear collections and tailored garments, and on accessories and licensed products.

As regards our markets, in addition to developing the sales network in the European market (also in terms of floor-space), the Benetton Group is determined to increase its presence in large emerging nations such as Russia, China, India, in South Korea and the various Eastern European markets.

Production investments in turn aim to speed up response times and bring us closer to the market and its requests. These are concrete objectives whose achievement will be helped by the new industrial organisation based on autonomous production and logistics centres, which make it easier to reach the various regional markets more rapidly.

We expect to see a positive economic impact from these interventions already in 2005 and I am convinced that the coming year's results will confirm that we are on the right track."

For further information: +39 0422 519036

www.benetton.com/press

www.benetton.com/investors

Benetton Board approves results for the first quarter of 2004

NET INCOME CLIMBS TO 28 MILLION EURO, CASUAL CLOTHING REVENUES IN LINE WITH PREVIOUS YEAR

Net indebtedness sharply down

Ponzano, 12 May 2004. The Benetton Group Board of Directors today approved the results for the first quarter of 2004.

Consolidated revenues in the first three months of 2004 showed continued staying power in the clothing division, with a fall linked to the sale of the sports equipment brands in the first half of 2003. The value of consolidated revenues in the period was 381 million euro against 444 million recorded in the previous financial year. Revenues, net of the sports equipment disposal and currency impact, increased by 1.4%. Casual clothing revenues, net of currency impact, were up by 2.1%; the increase in volumes (+4.4%) was also significant.

Income from operations in the quarter was 45 million euro, 11.9% on turnover compared with 12.1% in the previous year (54 million euro). Net of the sale of the sports division and currency impact, income from operations was 47 million euro, 12.4% of turnover, substantially stable compared with the previous year.

Net income climbed to 28 million euro, 12.8% up on the first quarter of 2003.

The stability and strength of the Group balance sheet continued to be excellent, with net indebtedness of 497 million euro against 709 million in the first quarter of 2003 and 468 million euro at 31 December 2003. The change relative to the end of the year was due principally to the normal working capital cycle, while the reduction compared with the corresponding quarter of 2003 benefited from the sale of the sports equipment division and lower investments. Shareholders' equity rose to 1,204 million euro against 1,158 at the end of the first quarter 2003.

Self financing was 68 million euro (76 million euro in the same period of 2003), free cash flow (before dividends and the disposal of the sports equipment division) was minus 51 million euro, a significant improvement compared with minus 124 million in the first quarter of 2003, due to improvement in cash flow from operations.

The Board also analysed performance trends for 2004, reconfirming the forecast given following the Board of Directors meeting on 30 March 2004.

For further information: +39 0422 519036

www.benetton.com/press

www.benetton.com/investors

Group results

Consolidated income statement

	1st quarter		1st quarter
(in millions of euro)	2004	%	2003	%	Change	%
Revenues	381	100.0	444	100.0	(63)	(14.1)
Cost of sales	(210)	(55.1)	(252)	(56.8)	42	(16.6)
Gross operating income	171	44.9	192	43.2	(21)	(10.9)
Variable selling costs	(25)	(6.6)	(27)	(6.1)	2	(9.1)
Contribution margin	146	38.3	165	37.1	(19)	(11.2)
General and administrative expenses	(101)	(26.4)	(111)	(25.0)	10	(8.9)
Income from operations	45	11.9	54	12.1	(9)	(15.9)
Gain on foreign exchange	-	-	4	1.0	(4)	(97.1)
Financial charges, net	(5)	(1.5)	(9)	(2.0)	4	(35.8)
Ordinary income	40	10.4	49	11.0	(9)	(19.8)
Other expenses	(1)	(0.2)	(0)	0.0	(1)	n.s.
Income before taxes	39	10.2	49	11.1	(10)	(20.8)
Income taxes	(11)	(3.0)	(24)	(5.5)	13	(53.0)
Minority interests income	0	0.1	(0)	(0.1)	0	n.s.
Net income	28	7.3	25	5.5	3	12.8

Financial situation - highlights

(in millions of euro)	03.31.2004	12.31.2003	Change	03.31.2003
Working capital	820	729	91	908
Assets due to be sold	8	8	-	73
Total capital employed	1,707	1,655	52	1,882
Net financial position	497	468	29	709
Shareholders' equity	1,204	1,174	30	1,158
Minority interests	6	13	(7)	15

Summary statement of cash flows

	1st quarter	1st quarter	Year
(in millions of euro)	2004	2003	2003
Self-financing	68	76	327
Change in working capital	(86)	(135)	(4)
Net operating investments	(15)	(60)	(126)
Disposal of the sports equipment sector	27	25	81
Purchase and sale of financial fixed assets, net	(15)	-	(4)
Payment of dividends	-	-	(64)
Payment of taxes	(3)	(5)	(71)
Net financial (requirements)/surplus	(24)	(99)	139